Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California
Tel: (626) 581-8878

July 24 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Craig Arakawa

Re:
Songzai International Holding Group Inc.
Form 10-k for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Quarter Ended September 30. 2008
Filed November 14, 2008
File No. 333-66994

Dear Mr. Arakawa:

On behalf of Songzai International Holding Group Inc. (the “Company” or “Songzai”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 5, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements

Note 1 – Organization and Description of Business, page F-7

1.
We note your response to prior comment 2, regarding your identification of the accounting acquirer in the April 4, 2008 merger between Songzai and the Xing An Companies.  In your analysis of paragraph 17(a) of SFAS 141, you state that the 80,000,000 shares of the company’s common stock issued to the Xing An owners represent 53.75% of the voting securities of the combined company.  However, it does not appear that your calculations of voting interest include the voting rights of your preferred stock. We understand from your disclosure at page 44 of your 2008 Form 10-K that each of the 400,000 shares of preferred stock held by Mr. Hongwen Li are convertible into 10 shares of common stock and vote on an as-if-converted basis. Please tell us how you have considered the voting rights of the 400,000 shares of preferred stock in determining which group of owners retained or received the larger portion of the voting rights in the combined entity upon consummation of the merger and how the consideration of this factor effects your conclusion as to the accounting acquirer.

Response: We did not take into account of the 400,000 shares of preferred stock held by Mr. Li in our analysis of paragraph 17(a) of SFAS 141 because under the relevant Certificate of Designation (filed as Exhibit 3.6 to our annual report on Form 10-KSB for the year ended December 31, 2005), these preferred shares do not have voting power except only in limited circumstances, such as a proposed sale of all or substantially all of Songzai’s assets, in which case the preferred shares would vote on an as-if-converted basis. We will revise our disclosure accordingly.

Even taking into account Mr. Li’s 400,000 shares of preferred stock on an as converted basis, however, will not affect the conclusion of our analysis under paragraph 17(a) of SFAS 141. Specifically, taking into account the reverse stock split effected on January 7, 2008, the 400,000 preferred shares convert into 400,000 common shares, as provided under the Certificate of Designation. Thus, assuming the full conversion of Mr. Li’s preferred stock, the Xing An Shareholders collectively own 52.18% of the combined entity, which is still the larger portion of the voting rights in the combined entity.

Note 6 - Prepaid Mining Right, page F-l4

2.
We have read your response to prior comment 5 in which you explain that a scenario in which extraction of all existing coal at a mine falls short of the amount specified on a mining right is not possible as your mining rights are based on actual reserves of the mines and represents “with certainty” the amounts extractable from such mines. Tell us how you have determined this certainty. Include details sufficient to understand how your approach differs from the guidance in Industry Guide 7, in your view. Additionally, please describe the recovery mechanisms you may pursue if it is discovered that sufficient coal deposits do not exist to the levels of amounts already paid; or which cannot be extracted in an economically advantageous manner.

Response: The amount of coal that we are entitled to extract under our mining rights, which amount we have certainty as to its extractability, is calculated at 70-75% of the in place resource of the relevant mines as appraised and verified under Chinese mining standards. We have included copies of such Chinese appraisal and verification reports with this letter for your reference. According to such reports, the appraised in place resource of the three mines that we operate were approximately 6.1 million tonnes for Tong Gong, approximately 18.88 million tonnes for Hong Yuan and approximately 8.6 million tonnes for Sheng Yu, as of their respective appraisal dates. In Heilongjiang Province, between 70% to 75% of each such amount is deemed economically extractable from the relevant mine.

3.
We note your response to prior comment 6, regarding your mining rights and permits, clarifying that prepaid mining rights represent that portion of the mining rights for which you have paid. Please add this clarification to your disclosure and file copies of the original and translated agreements as exhibits to your Form 10-K.

Response: We will revise our disclosure accordingly. However, as stated in our response to prior comment 6, the prepaid mining rights are not contracts but represent the amount of coal underlying our mining rights that we have actually paid. Likewise, our mining rights are essentially certificates issued by the relevant mining authority. Thus, we do not have agreements with respect to our mining rights or prepaid mining rights. We will file copies of our mining rights and their translations.

Note 19 - U.S. Parent Company Only Financial Statement, page F-22

4.
We have reviewed the schedule you provided in response to prior comment 7 and note that the reconciliation begins with the parent company equity as of December 31, 2007 and includes consolidated equity activity in 2008 to arrive at the consolidated equity balances as of December 31, 2008.  Please provide a reconciliation which begins with parent company equity as of the December 31, 2008, showing adjustments to arrive at consolidated equity as of December 31, 2008, for each component of equity. As we do not typically observe differences in these metrics, please provide an explanation for the reconciling items with details sufficient to understand your rationale.

Response: A reconciliation which begins with parent company equity as of December 31, 2008, showing adjustments to arrive at consolidated equity as of December 31, 2008, is provided herewith.

Controls and Procedures, page 16

5.
We note your response to our prior comment 10.  We further note that your disclosure controls and procedures were not effective for the years ended December 31, 2007 and December 31, 2008 as a result of the same material weaknesses in your internal control over financial reporting. Please explain to us how you concluded that your disclosure controls and procedures were effective for the quarters ended March 31, June 30, and September 30, 2008. In addition, please reconfirm the disclosure in your Form 10-Q for the quarter ended March 31, 2009 that your disclosure controls and procedures were effective.

Response: While we were subject to certain material weaknesses during such periods as identified in these reports, such material weaknesses affected our internal control over financial reporting, but not our disclosure controls and procedures. We will revise our disclosures in our annual reports for the years ended December 31, 2008 and 2007 accordingly. We further reconfirm the disclosure in our Form 10-Q for the quarter ended March 31, 2009 that your disclosure controls and procedures were effective.

Engineering Comments

Note 6 Prepaid Mining Right, page F-l4

6.
We note your response to prior comment 4 in which you assert that the standards of Industry Guide 7 are not applicable because your mining operations are conducted and your coal sales occur exclusively in the People’s Republic of China. Further, your state that reporting these proven and probable resents would be inaccurate as compared to the coal quantities ascribed to your mining rights. Given that you also acknowledge that your total reserves are less than the quantities you are entitled to extract, the logic in your position continues to be elusive.

We suggest that you revisit the guidance in Industry Guide 7, as it is unclear which aspect of the definition you find problematic in the context of your operation. In particular, you should understand that reserves include only those quantities that you are legally entitled to extract. Accordingly, we would not expect you to claim reserves at the mine site which are not available to you under the prepaid arrangement. Further, the definition requires extraction to be economically viable. Tell us whether you intend to mine coal under your arrangement even if doing so would generate losses rather than profits.

Since you are filing as a U.S. domestic company, incorporated in the State of Nevada, you must adhere to the filing requirements of Regulation 13A and the instructions to Form 10-K. We understand that your mining rights allow you to extract a fixed amount of coal which is based on a geologic assessment that also includes marginal, sub-marginal and un-economic coal quantities without regard to economic conditions. In contrast, Industry Guide 7 proven and probable reserves are demonstrated to be economically viable through a detailed and well documented economic study prior to disclosure. Please state updated Industry Guide 7 proven and probable reserves as of the end of your current fiscal year and include the heat content (Kcal) and the sulfur content of these reserves.

Additional disclosure regarding environmental considerations, such as the minimum harmful chemical content which meet the stringent environmental standards set by the Central Government of China for coal sales would be helpful to investors assessing your mining operations. Please note that production from your current operations should reconcile to previous reserve estimates. Any variances or major changes in your estimates of proven and probable reserves, whether due to production, or new information arising from engineering or geologic studies, should be well documented in the text of your filing.

Please remove all marginal, sub-marginal and un-economic coal quantities from reserve estimates for which you have demonstrated viable economics.

Response: Our total reserves under Industry Guide 7 are not same as the amounts per our mining rights because the Industry Guide 7 standards are different than those used in China where our mines and our business operations are located. As explained in our response to comment 2 above, the amounts of extractable coal are calculated based on 70% - 75% of the in place resource amounts set forth in the appraisal and verification reports, copies of which are submitted with this letter. Nevertheless, we’ll engage John T. Boyd Company to prepare reserve reports in accordance with Industry Guide 7 of the three mines that we operate for fiscal year ending December 31, 2009, and will include information from such reports in our annual report on Form 10-K for such period.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact our counsel at Richardson & Patel LLP, Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

Songzai International Holding Group, Inc.

By:	/s/ Hongwen Li
Hongwen Li
Chief Executive Officer